Issuer Free Writing Prospectus dated October 9, 2019

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated October 9, 2019

Registration Statement No. 333-233688

BioNTech SE

Issuer:	BioNTech SE

ADSs offered by Issuer:	10,000,000 American Depositary Shares (“ADSs”) representing 10,000,000 ordinary shares

Option to purchase additional ADSs:	The Issuer has granted to the underwriters an option, exercisable for a period of 30 days, to purchase an aggregate of up to an additional 1,500,000 ADSs

Public offering price:	$15.00 per ADS

Trade date:	October 10, 2019

Closing date:	October 15, 2019

CUSIP / ISIN No:	09075V102 / US09075V1026

Participation by certain shareholders:	AT Impf GmbH (“AT Impf”) has been allocated the opportunity to purchase 2,800,000 ADSs for investment purposes. Such purchase would be made at the public offering price. As of October 9, 2019, AT Impf beneficially owned 51.48% of the Issuer’s total outstanding ordinary shares prior to the offering and would, after the closing of the offering if the maximum number of ADSs specified above are purchased, own 50.45% of the Issuer’s total outstanding ordinary shares. In addition, after the closing of the offering and assuming the maximum number of ADSs specified above are purchased, on a fully diluted basis (which gives effect to full physical settlement of 11,882,124 ordinary shares issuable upon the exercise of options outstanding as of June 30, 2019) AT Impf would own 47.93% of the Issuer’s total outstanding ordinary shares. A member of the Issuer’s Supervisory Board is affiliated with AT Impf and has also been allocated the opportunity to purchase a certain number of ADSs for investment purposes.

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. UBS Securities LLC SVB Leerink LLC

Co-Managers:	Canaccord Genuity LLC Bryan, Garnier & Co. Limited Berenberg Capital Markets LLC WR Securities, LLC Kempen & Co U.S.A., Inc. Mirae Asset Securities (HK) Limited

The Issuer has filed a registration statement including a preliminary prospectus dated October 9, 2019 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by contacting J.P. Morgan Securities LLC by telephone at (866) 803-9204 or by e-mail at prospectus-

eq_fi@jpmchase.com, BofA Securities, Inc. by e-mail at dg.prospectus_requests@baml.com, UBS Securities LLC by telephone at (888) 827-7275 or by e-mail at olprospectusrequest@ubs.com, or SVB Leerink LLC by telephone at (800) 808-7525, ext. 6132, or by e-mail at syndicate@svbleerink.com. You may also access the most recent preliminary prospectus dated October 9, 2019 included in Amendment No. 3 to the registration statement via the following link: https://www.sec.gov/Archives/edgar/data/1776985/000119312519264798/d635330df1a.htm.